

November 5, 2014

<u>Via E-mail</u>
Ms. Shulamit Lazar
Chief Executive Officer
Ecology Coatings, Inc.
8605 Santa Monica Blvd.
Los Angeles, CA 90069

> **Re:** **Ecology Coatings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 31, 2014**
> **File No. 333-91436**

Dear Ms. Lazar:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Form 8-K Filed October 31, 2014</u>

1. Please amend your Form 8-K to provide the disclosures required by Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3865 if you have questions regarding this comment.

Sincerely,

/s/ Dale Welcome

Dale Welcome
Accountant

cc: Adam S. Tracy, Esq. (Via E-mail)
      Securities Compliance Group, Ltd.